ATLAS ASSETS, INC.
June 30, 2003
EXHIBIT TO N-SAR ITEM 77.A) C

Matters submitted to a vote of security
holders

Series 15, Atlas Emerging Growth Fund

	A Special Meeting of Shareholders
of the Atlas Emerging Growth Fund was
held on February 25, 2003, to vote on a
proposal for a new investment sub-
advisory agreement between the Atlas
Advisers, Inc. (as investment adviser to the Atlas Emerging Growth Fund) and
Turner Investment Partners, Inc. (as
investment sub-adviser to the Atlas
Emerging Growth). On the record date for the Proxy, November 25, 2002, there were
1,635,817 outstanding fund shares.
Shareholders approved the proposal
according to the following vote tally:
For the proposal 839,997 shares
Against the proposal 10,460 shares
Abstained from voting 26,911 shares